EXHIBIT 99.1

 For Immediate Release: NR12-08

EXETER PROVIDES UPDATE ON WATER EXPLORATION AND ENVIRONMENTAL
STUDIES FOR CASPICHE GOLD PROJECT, CHILE

Vancouver, B.C., October 15, 2012 – Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC,Frankfurt:EXB – “Exeter” or the “Company”) is pleased to provide a further update on studies in support of the potential staged development of the Caspiche gold-copper project located in the Maricunga region of Chile.

Earlier studies conducted by the Company indicated the potential to recover gold from oxide ore in the upper 200 metres of the Caspiche deposit. This “Oxide Project” would represent the first stage of the potential commercial development of the very large Caspiche deposit.

Recent activities relating to water supply development and an environmental impact assessment application (“EIA”) for the Oxide Project include the following:

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Data compilation and water balance studies on Exeter’s optioned Rio Peñas Blancas water rights. Initial results indicate sufficient water may be sustainably available for the scale of operation being considered for the Oxide Project.

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Continued collection of environmental base line data to support the EIA required for development of the Oxide Project. Activities include an evaluation of any potential for acid rock drainage from waste dumps and a continuation of community studies to align the Caspiche project with International Labour Organisation Article 169 pertaining to indigenous communities.

Water Supply:
As previously reported, Exeter continues to investigate the Rio Peñas Blancas and Rio Aguas Dulces areas, where the Company has an option over granted surface water rights. The option covers a total of 300 litres a second (“l/s”) from surface flows into Laguna Verde. Schlumberger Water Services (“SWS”), Exeter’s consultant for this work, is supervising comprehensive measurement and test programs with the objective of modelling the potential harvesting of a portion of these water flows on a sustainable basis. Parameters being measured include stream flow and temperature measurements, lake bathymetry and levels, water quality and meteorological conditions.

The Oxide Project water requirement is approximately 85 l/s, substantially below the 300 l/s of water covered by the water rights optioned to Exeter.

The preliminary report from SWS indicates the following key conclusions:

●	Rio Peñas Blancas water flows change seasonally in the range of 200 to 700 l/s. These data are comparable with other investigations in the area. Rio Aguas Dulces flows range between 20 and 60 l/s.

●	SWS’s estimate of the groundwater flow rate additional to surface flow is 30 l/s

●	Laguna Verde volumes and levels have been reducing slowly during a 35 year long dry period. Average current depth is approximately 6 metres (“m”).

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The water balance models indicate that a five year draw down of 85 l/s for the potential Oxide Project from the optioned water would reduce the Laguna Verde level by approximately 1m. Consideration of smaller scale heap leach options would have a proportionately smaller effect.

●	There is no evidence of significant variation in the electrical conductivity of the lake’s water column with depth, which suggests that the water column is well-mixed.

Exeter has discussed a proposed on-going water monitoring and modelling program with the Chilean Water Authority, the DGA, and is submitting a Memorandum of Understanding to the DGA to work together on the potential development of this hydric resource. This co-operation is expected to assist the DGA in understanding the hydraulic characteristics of an area where they have little or no data. This approach would help ensure that Exeter follows the guidelines of the DGA and could reduce the environmental review process timeline if and when Exeter applies to extract such flows.

Separately, Exeter has scheduled a December drilling campaign (weather and access conditions permitting) at Cuenca One, its granted water exploration tenement, at an estimated cost of $1.3 million. This program could be expanded following a water discovery. This exploration program is aimed at discovering and evaluating a potential water source for both the initial heap leach stage and the following larger sulphide stage development of the Caspiche project.

Two water exploration holes were drilled earlier this year at Cuenca One. One was abandoned due to poor drilling conditions and the second was prematurely terminated at a depth of 250m in encouraging “damp gravels” due to deteriorating winter weather conditions. Major underground aquifers and reservoirs in this region are typically located at depths of some 500m.

The Company will also conduct a preliminary evaluation of a second water exploration tenement which was recently granted.

Environmental Studies:

Exeter is continuing environmental baseline studies to support the Oxide Project. Activities include:

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Evaluating the acid rock drainage (“ARD”) potential of the oxide ore and overburden within the potential open pit limits so that potential acid generation sources can be defined, if in fact they do exist. The oxidised and “leached” nature of rocks associated with the Oxide Project should minimise potential ARD issues.

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Continued air quality monitoring and measurement of the amount of PM10, PM2.5 and suspended dust.  PM10 and PM2.5 are technical terms that relate to respirable (breathable) particulate matter (“PM”), and the proportion that is smaller than the indicated size measured in microns (millionths of a metre).  Equipment approved under Chilean law must be used for such measurements.

●	Continuation of the water quality monitoring of the Caspiche basin (which would host the potential mine and the processing facilities) and Laguna Verde (where we have optioned surface water).

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Finalization of the baseline study of flora, vegetation, archaeology and fauna for an alternative access road and power line. The Company believes such alternate access would represent a significant project infrastructure improvement.

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Providing project activity information and working with local communities to understand and minimise any impact of our activities, now and in the future, especially with respect to the investigation of sites of cultural importance.

Jerry Perkins, a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold-copper deposit (Barrick Gold Corp. and Kinross Gold Corp.).

The Caspiche discovery represents one of the largest mineral discoveries made in Chile in recent years. Exeter has completed pre-feasibility studies that demonstrate the potential for commercializing this world class discovery. The Company currently has cash reserves of CDN$57 million and no debt.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Bryce Roxburgh
President and CEO
For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the extent and timing of its drilling programs, various studies including pre-feasibility studies, engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, availability of water, power, surface rights and other resources, permitting submission and timing and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2011 dated March 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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